

INVEST IN **THE EMPOWERED COOKIE**

🔥Catch us on Good Morning America & QVC TV! Paleo + 7g soft-baked Vegan Protein

LEAD INVESTOR ⌃

Alicia Robb

There is growing demand for snack foods with clean ingredients that taste great. Empowered Cookie is filling this void. Their products are delicious and Natalia is a committed, driven, and passionate founder who is on track for stellar growth. As a vegan I want to invest in companies that are creating sustainable and healthy products that are good for animals, consumers, and the planet. They also need to taste great and be priced competitively so they can reach the larger market. Empowered Cookie checks all the boxes! Add an amazing founder on top of all that and that is why I am investing.

Invested $5,000 this round

Learn about Lead Investors

empoweredcookie.com   Oakland California   in f

| Female Founder | Food & Beverage | Retail |

| Health & Fitness |

Highlights

1 ⚡ 110% YoY revenue growth

2 ⭐4.6 avg rating, retailing in all 50 states 🔥

3 📈 On track to 10x the business by 2026 thanks to strong 49% customer retention (not guaranteed).

4 25% less sugar than leading better-for-you cookies. We're the ONLY pkgd cookie sold in Blue Bottle!

5 Women Owned brand thriving in Women Owned wellness franchises like PureBarre, Spenga and Hotworx

6 Empowering consumers to eat a plant-based, low-carb, anti-inflammatory diet- that tastes good!

7 Take the challenge: Find a cookie that tastes as good as ours AND rivals our ingredient list.

8 2023 Sustainability Goals: Biodegradable packaging, Carbon Neutral Shipping (PAS 2060), B-Corp Cert

Our Founder



Natalia Barr Founder & CEO

I have single handedly raised over $500K & generated almost 1MM cumulative revenue- imagine where I can take this business with the help of a team! My expertise got me hired by CannaBakka to formulate their Vegan & Gluten-free cookie dough line.

Because people want a treat- not a dry, piece of cardboard! When you're living with dietary restrictions it can be hard to find something as simple as a delicious, healthy snack you CAN eat. Everyone needs an on-the-go treat that meets their needs & fits their lifestyle...the hard part is finding one that tastes good and offers real nutrition. Hi!

Pitch



THE EMPOWERED COOKIE
2022
Double Chocolate Chunk
Lemon Lavender Poppy Seed
Chocolate Chip Walnut
Raisin Walnut
Ginger Molasses

OUR MISSION
We are on a mission to offer gourmet products that have maximum taste & nutritional value, with minimal environmental impact.
certified WBENC
FOR THE PLANET
Certified Gluten-Free
PALEO FRIENDLY
GLUTEN FREE - PALEO
7G PLANT-BASED PROTEIN
THE EMPOWERED COOKIE
FLEX YOUR POWER
Chocolate Chip Cherry
soft baked & sweetened with coconut nectar















Because it's possible.
Because it's delicious.
Because it's urgent.

BRAND **RELEVANCE** & MARKET **OPPORTUNITY**



The Future is Female.   The Future is Plant-Based.

Women want healthy, convenient snacks to serve their busy lifestyle, budget and waistline.

81% of purchasing power is held by **women**, the primary grocery shopper.

80% of vegans in the U.S. are **women**.

Empowered Cookie caters to these female gatekeepers with...



Low carb, high fiber plant-based cookies



Healthy for breakfast or before a workout



A lifestyle brand sold at coffee shops, gyms, grocery stores



WHY CONSUMERS CHOSE THE EMPOWERED COOKIE **OVER OUR COMPETITORS**

✔

	Alternative Baking Company	kakookies	thrive TRIBE	MUNK PACK	LENNY & LARRY'S	THE EMPOWERED COOKIE
Vegan	●	●	●	●	●	●
Paleo			●			●
Gluten Free	●	●	●	●	●	●
Palm Oil Free		●				●
Not Sweetened with Cane Sugar			●			●
Award Winning Taste*		●				●
Superior Value (DTC/E-commerce pricing shown)	$2.95	$3.15	$3.19	$2.99	$2.75	**$3.25**

Unlike our competition, our clean ingredients qualify us to sell in Cancer Research Centers & Nutrition clinics

***Barr Necessities sources the healthiest and most ethical ingredients in a side by side comparison of competitors
**Top 5 Finalist out of 140 entries in Sweet Snack Category of Supply Side West 2018



ORGANIC TRACTION: ACHIEVED $208K IN 2021 SALES WITH <5K MARKETING SPEND

130+

Sold in 130+ Locations



GMA

Launched on Good Morning America in 2021 - we're on again in January 2022!

snackmagic

Launched Snack Magic in Sept. 2021, adding monthly $5,490 PO's to our revenue

> We can barely keep them in stock.
> BUYER AT INDIGO YOGA & PILATES STUDIO

> One of the best tasting and healthiest cookies our team has tasted, hands down. And we've tried hundreds of sweet snacks.
> ALLISON SCHMIDT, SNACK NATION

> Your cookies are the only allergen-Free and parent approved sweet snack that our kids fight over.
> LUCIA KANTER, SPECTRUM STRATEGIES AUTISM CLINIC

★★★★½ amazon

QVC Launch January 2020

High Customer Retention
48.89%
of DTC customers are returning customers and we haven't even ran retargeting ads yet!

BUSINESS MODEL
STRATEGY FOR SALES GROWTH

E-COMMERCE



THE EMPOWERED COOKIE · EAT THE CHANGE

amazon   QVC

snackmagic   **GMA**   **BUBBLE**
"The Etsy of Health Food"

UNCONVENTIONAL RETAIL



Wellness, Detox Centers & Retreats

Fitness Studios, Juice Bars & Coffee Shops

CONVENTIONAL RETAIL

earthbar — Launch with EarthBar Oct 2021 (cafe inside of Equinox Gyms nationwide)

KeHE — Launched with the nations second largest distributor (KeHE) in Feb 2021

($) — Targeted subscription snack boxes (examples: Feminist Book Club, My Athletic Box, Eat Clean Fit box)

WHOLESALE PARTNERS

ABOUND   FAIRE   mable

FINANCIALS
CURRENT & PROJECTED PROFIT MARGINS

Successful execution of Sales Strategy will drive volume up and production costs down.

Order Size:	12k	20k	30K
	where we were	where we are	Where we're headed
COGS	$1.02 PER FLAVOR	.93 PER FLAVOR	.87 PER FLAVOR
SELLING PRICE			
B2B $1.99 — **GROSS MARGIN**	33%	35%	47%
DTC	5?%	5?%	6?%

| $3.25 | | 51% | 53% | 62% |



Forward looking projections cannot be guaranteed.

EXIT STRATEGY:
ACQUISITION



Acquisition Goal ⭐

We are the **ONLY** packaged cookie that **Blue Bottle Coffee** sells.

- BB got acquired by Nestle in 2017
- We launched in 6 SoCal locations back in April
- We will be co-branding a mocha cookie using BB espresso
- We have our first foot in the Nestle door

BLUE BOTTLE COFFEE

TEC is positioned to reinvigorate the portfolio of corporations like Nestle, Kellogg, & General Mills:

- Campaigns (w/ Girl Scouts of America, The Body Positive, Lululemon, Diabetic Association)
- TEC is a "Transformer" brand with strong market relevancy
- TEC is both a brand & product that captures our category market share + lends itself to marketing collabs beyond our industry (ex: female empowerment)

$208K — organic traction achieved with zero marketing spend

↑ 2x-3x — we have already seen a 2-3x increase in sales for Jan, Feb, March + April from 2021

	2021	2022	2023	2024	2025	2026	2027
	$208K	$425K	$1M	$2M	$4M	$6M	$8M



Forward looking projections cannot be guaranteed.

THE TEAM



NATALIA BARR
FOUNDER, CEO

Pastry Chef turned Entrepreneur. 9 years of Product Formulation in Allergen-Friendly CPG and successfully bringing niche products to market.



DOLLY RENICK
SALES LEAD

15 years of experience in food retail, most recently with Urban Remedy. Earned her BA from the University of Denver, and currently resides in San Francisco, CA.

ADVISORS



JIM TASCHETTA
NATURALLY BAY AREA BOARD MEMBER
FOUNDER & CEO AKAI LIFE



WAVENDEAN FERNANDES
THE INTERWINE GROUP
BRAND SUCCESS MANAGING PARTNER



BARR NECESSITIES INC.

FUTURE

BARR NECESSITIES INC
MORE THAN A COOKIE COMPANY

WE'RE GROWING!



- ✓ Added 64 accounts to increase our retail presence by 87%
- ✓ Built internal Sales team
- ✓ Grew our email list to almost 5K
- ✓ Grew E-commerce sales by 61%

FUTURE

Expand Product Line:



2 NEW HOLIDAY FLAVORS IN 2022:
Pumpkin Chai Ginger Molasses and Peppermint Double Chocolate Chunk



Launch Empowered Ice Cream Sando (partner with another female founded, vegan keto ice cream)



Launch Empowered Cake Bites *(no one else is doing this!)*



OUR IMPACT

We've created a sustainable and ethical supply chain...

WE GIVE BACK

1% FOR THE PLANET — MEMBER —

We are 1% for the planet members.

USE QUALITY INGREDIENTS

| Palm Oil Free | Non-GMO |
| Vegan | Organic |

AND SOURCE LOCALLY

- Almond Flour from Water Wise Almond Farms in Central Valley, CA
- Production has a low carbon footprint, taking place **within 60 miles** of our largest ingredient supplier and our main customers

By the end of 2023, our goals are:

- Biodegradable Packaging
- Certified BCorp
- Carbon Neutral Certified (PAS 2060)




THE VISION

2022
- Raise $1MM for a 3 year runway
- Launch 2 Holiday flavors on QVC in Oct
- 3x Shopify & Amazon sales in Q4 (GMA air in Sept)
- Sell B2B to APAC retailers via Peeba (Asia's version of Faire)
- Add 65+ retailers across current accounts w/ Earth Bar, Java Detour, GreenLeaf, Blue Bottle, Protein Bar & Kitchen

2023
- Hire our second full time Employee: Marketing & Sales Lead for DTC channels
- Launch TikTok page + run ads
- Launch 7th flavor: Mocha collab with Blue Bottle espresso
- Expand into 200+ HOTWORK gyms (currently in 12 locations)
- Airport Distro
- Add 2 DC's to KeHe: Colorado & Texas (totaling 4)

2024
- DTC focus (most profitable channel)
- Launch pre-order DTC campaign for Chocolate Cake bites in Feb
- NCG Co-op launch (adding 150+ doors)
- Female athlete campaign for Summer Olympics (potential to get into thousands of new homes across the US)
- Consistent $10K/month Shopify sales to qualify for ClearBanc

2025
- Achieve Profitability (margins: 50+% for B2B & 69% DTC)
- Spring flavor launch (March pre-sale) Tahini Apricot Breastfeeding Cookie
- MOM Marketing Campaign (potential to get into thousands of new homes across the US)
- Expand Blue Bottle presence: sell in their Asia locations
- Launch French pkg to sell B2B in Canada

- Q4 Holiday campaign with Diabetic Association
- Launch Ice Cream Sando co-brand in June
- Launch Body Positive collab in their Fall retreats

funding for retargeted ad campaigns
- Girl Scouts co-branded vanilla cake cookie (vegan & allergen friendly) release Feb-March
- Spring Lululemon BOGO



Forward looking projections cannot be guaranteed.

RAISING

$1MM

ATTAINABLE MILESTONES ONCE FUNDED

✓ Execute Marketing strategy to achieve 50%+ profit margins on DTC e-commerce

✓ Optimize SEO: Run Targeted Ads & Google Analytics

✓ Expand Partnership with National franchises: Blue Bottle, BadAss Coffee, HOTWORX



- 20% COGS
- 12% Google Ad Words
- 18% R&D
- 25% Sales Team
- 25% Paid Marketing

ALLOCATION OF FUNDS

Only $124k of the $1M listed on this slide will be offered on Wefunder.



Get in Touch!




Natalia Barr
Founder, CEO


natalia@barr-necessities.com


(415) 694-1799


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